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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             TECHFORCE CORPORATION
                           (Name of Subject Company)

                             TECHFORCE CORPORATION
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   878331107
                    ((CUSIP) Number of Class of Securities)

                                JOHN A. KOEHLER
                            CHIEF EXECUTIVE OFFICER
                             TECHFORCE CORPORATION
                              5741 RIO VISTA DRIVE
                           CLEARWATER, FLORIDA 33760
                                 (727) 533-3600
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                              SCOTT M. HOBBY, ESQ.
                         W. TINLEY ANDERSON, III, ESQ.
                               HUNTON & WILLIAMS
                         600 PEACHTREE ST., SUITE 4100
                             ATLANTA, GEORGIA 30308
                                 (404) 888-4000
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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relates to a tender offer by Equant Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Equant Holdings U.S., Inc. ("Parent") and itself an indirect wholly owned subsidiary of Equant N.V., a company organized under the laws of The Netherlands ("Ultimate Parent"), to purchase all of the issued and outstanding shares ("Shares") of common stock, par value $0.01 per share (the "Common Stock"), of TechForce Corporation, a Georgia corporation (the "Company"), at a price of $8.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 1999 and the related Letter of Transmittal (the Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering shareholders who have Shares registered in their own names and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold Shares through their bank or broker should consult with them as to whether they charge any service fees. Parent or Purchaser will pay all fees and expenses of American Stock Transfer & Trust Company, as Depositary (the "Depositary"), Credit Suisse First Boston Corporation, as Dealer Manager, and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See "The Tender Offer -- 17. Fees and Expenses."

     The Board of Directors of the Company (the "Board") has unanimously determined that each of the Offer and the Merger (as defined herein) is fair to and in the best interests of the shareholders of the Company, and recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer. See "Special Factors -- 2. Recommendations of the Company Board; Fairness of the Offer and the Merger."

     Deutsche Bank Securities Inc., financial advisor to the Company ("Deutsche Bank"), has delivered to the Board its written opinion, dated June 30, 1999, that the consideration to be received by holders of the Company's Common Stock pursuant to the Offer and the Merger (as defined herein) is fair to such shareholders from a financial point of view as of the date of such opinion. The full text of the written opinion of Deutsche Bank containing the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion, as well as the limitations of such opinion, is attached hereto as Exhibit (a)(11). Shareholders are urged to read the full text of such opinion in conjunction with the Offer.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to any Shares then-owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, shall constitute a majority of the Shares then outstanding (the "Minimum Share Condition"). The Minimum Share Condition may not be waived by Purchaser. The Offer is also subject to the other terms and conditions described in the Offer to Purchase. See "The Tender Offer -- 15. Certain Conditions of the Offer."

     The Offer does not constitute a solicitation of proxies for any meeting of the Company's shareholders. Any such solicitation would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

     The Company has advised Purchaser that as of June 28, 1999, the authorized capital stock of the Company consisted of 30,000,000 shares of Common Stock and 4,259,350 shares of preferred stock. As of the close of business on June 28, 1999, (a) 8,280,765 shares of Common Stock were issued and outstanding, (b) no shares of preferred or other capital stock were issued and outstanding, and (c) no Shares were held by the Company in its treasury. As of June 28, 1999, options to acquire a total of 1,242,960 Shares were issued and outstanding under: the Company's (a) 1994 Incentive Stock Option Plan (the "1994 Plan"), (b) 1995 Stock Incentive Plan (the "1995 Plan"), (c) Stock Option Plan for the Board of Directors (the "Director Plan"), and (d) Amended and Restated Employee Stock Purchase Plan (the "ESPP") (collectively, the
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"Company Stock Option Plans") provided, that up to a maximum of 3,606 additional
Shares may be issued under the ESPP prior to the Merger.

     Immediately prior to the Effective Time (as defined below), the Company shall: (a) cause each outstanding but unvested option under the 1994 Plan to become fully vested and exercisable, (b) cancel all outstanding options to purchase shares (whether or not vested or exercisable) under the 1995 Plan, and upon such cancellation each holder thereunder shall be entitled to receive from the Company an amount of cash (less any applicable withholding taxes) equal to the product of (i) the number of such holder's Shares subject to the 1995 Plan, and (ii) the excess (if any) of the Merger Consideration over the exercise price per Share under the 1995 Plan, (c) cancel all outstanding options to purchase shares (whether or not vested or exercisable) under the Director Plan, and upon such cancellation each holder thereunder shall be entitled to receive from the Company an amount of cash (less any applicable withholding taxes) equal to the product of (i) the number of such holder's Shares subject to the Director Plan, and (ii) the excess (if any) of the Merger Consideration over the exercise price per Share under the Director Plan, and (d) cancel the ESPP, and upon such cancellation each holder thereunder shall be entitled to receive after the Closing an amount in cash equal to the net amount which such participant would have received if the total amount of payroll deductions accumulated in such participant's account under the ESPP up to the date of the Closing had been used to exercise the option to purchase Shares under the ESPP on the Closing date and the Shares so purchased had been sold to the Company at the Offer Price.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 1999, by and among Ultimate Parent, Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Georgia Business Corporation Code (the "GBCC") and the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation"), and will become a wholly owned subsidiary of Parent and indirect wholly-owned subsidiary of Ultimate Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Ultimate Parent, Parent, Purchaser, the Company or any direct or indirect wholly owned subsidiary of Parent or the Company, or Shares held by shareholders who will have properly demanded and perfected appraisal rights, if any, under the
GBCC) will be canceled and converted automatically into the right to receive in cash, without interest thereon, an amount equal to the price paid per Share in the Offer (the "Merger Price"). The Merger Agreement is more fully described under "The Tender Offer -- 11. The Merger Agreement."

     Under the GBCC, if, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Ultimate Parent will be able to cause the Merger to occur without a vote of the Company's stockholders. In such event, Ultimate Parent, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance with the GBCC and the DGCL as promptly as practicable after consummation of the Offer, without a meeting of the shareholders of the Company. If, however, after consummation of the Offer, Ultimate Parent owns less than such number of Shares, a vote of the Company's shareholders will be required under the GBCC and DGCL to approve the Merger, and a significantly longer period of time will be required to effect the Merger. See "The Tender Offer -- 11. The Merger Agreement," "The Tender Offer -- 12. Purpose of the Offer; the Merger; Plans for the Company," "The Tender Offer -- 15. Certain Conditions of the Offer" and "The Tender Offer -- 16. Certain Legal Matters and Regulatory Approvals." As of the date of the Offer to Purchase, Ultimate Parent, Parent and Purchaser do not own any Shares.

     In accordance with the GBCC, appraisal rights are available in connection with the Offer for shareholders who have not voted in favor of the Merger or consented in writing and who have demanded and perfected their right to appraisal for such Shares. See "The Tender Offer -- 11. The Merger Agreement" and "The Tender Offer -- 12. Purpose of the Offer; The Merger; Plans for the Company."

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is TechForce Corporation, a corporation organized under the laws of Georgia (the "Company"), which has its principal executive offices at 5741 Rio Vista Drive, Clearwater, Florida 33760. Capitalized terms used in this Schedule 14D-9 and not defined herein shall have the meanings set forth in the Offer to Purchase dated July 7, 1999 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer -- 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     The information set forth in "Introduction," "The Tender Offer -- 1. Terms of the Offer; Expiration Date," "The Tender Offer -- 8. Certain Information Concerning the Purchaser, the Parent and the Ultimate Parent," "The Tender Offer -- 12. Purpose of the Offer; the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above which information is incorporated herein by reference.

     (b) The information set forth in "Introduction" and "The Tender
Offer -- 1-18" of the Offer to Purchase is incorporated herein by reference. Copies of such material agreements referenced therein may be examined and copies may be obtained at the places and in the manner set forth in "The Tender
Offer -- 7. Certain Information Concerning the Company" of the Offer to Purchase. Also, the Company's indemnification arrangements with its directors and officers are described below.

     The Company's Amended and Restated Articles of Incorporation provide that directors of the Company will not be personally liable for monetary damages to the Company or its shareholders for breaches of their fiduciary duty of care or other duties as directors to the extent provided by Georgia law. The Company's Bylaws and Indemnification Agreements with each director provide that the Company will indemnify (i) directors who succeed in the defense of any proceeding to which the director was a party; or (ii) directors who are made a party to a proceeding because of their service for or on behalf of the Company if the directors acted in good faith in or not against the Company's best interest or if the directors had no reasonable cause to believe their conduct was unlawful. Indemnification is not available to directors who are adjudged liable to the Company, who receive improper benefits, who make an unlawful distribution, or who appropriate a business opportunity of the Company. The Company's Board of Directors has discretion to apply these provisions to officers, employees and agents of the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (b) Recommendation of the Board of Directors

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and unanimously recommends that shareholders of the Company accept the Offer, tender their Shares and vote in favor of the Merger (if necessary). A copy of a letter to all shareholders of the Company communicating the recommendation of the Board is attached as Exhibit (a)(2) hereto.

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     As set forth in the Offer, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions of the Offer have been satisfied. Shareholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the GBCC, if, after consummation of the Offer, Purchaser owns at least 90% of the Shares then outstanding, Ultimate Parent will be able to cause the Merger to occur without a vote of the Company's shareholders. In such event, Ultimate Parent, Parent, Acquisition and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance with the GBCC and the DGCL as promptly as practicable after consummation of the Offer, without a meeting of the shareholders of the Company. If, however, after consummation of the Offer, Ultimate Parent owns less than such number of Shares, the Merger must generally be approved by the vote of the holders of a majority of the outstanding Shares.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 3, 1999, unless the Purchaser, in accordance with the terms of the Merger Agreement, extends the period of time which the Offer is open. A copy of the press release issued jointly by the Company and Purchaser on July 7, 1999 announcing the Merger and the Offer is filed as Exhibit (a)(10) to this Schedule 14D-9.

  Background of the Offer

     In the fall of 1997, the Company was approached by one of its enterprise network customers (a publicly traded company) regarding their potential interest in acquiring the Company. After several discussions between the parties and review by the potential bidder of information provided by the Company, that company expressed an indication of interest in pursuing more definitive negotiations for a stock-for-stock transaction. The Company's Board discussed the proposed offer, but was concerned about the price stability of the bidder's stock proposed to be issued to the Company's shareholders. Thus, because the Board believed the offer was not in the best interests of the Company's shareholders, the Board did not pursue further discussions with this party.

     In early 1998, the Company was approached by a large telecommunications company regarding their interest in considering buying a partial interest in the Company. Because the Board believed that a partial sale of the Company was not in the best interests of its shareholders, the Board did not pursue this minority interest sale. Subsequently, this same company inquired about the Company's interest in a sale of the entire Company, and the Board agreed to pursue discussions with them to determine their level of interest and the value given to the Company by that bidder.

     The Company engaged BT Alex. Brown ("BT Alex. Brown," which was succeeded by Deutsche Bank Securities Inc. -- "Deutsche Bank") to represent the Company in its discussions with the telecommunications company and to assist the Company's Board in its determination of the fairness of any forthcoming offer to acquire the Company. In connection with its efforts on behalf of the Company, BT Alex. Brown contacted or received inquiries from 34 companies that could be potentially interested in pursuing a business combination with the Company, including both strategic and financial bidders. 13 of the 34 parties, including the Purchaser, executed a confidentiality and standstill agreement and received a confidential memorandum and other materials regarding the Company and its business operations. Seven of the 34 companies visited the Company's offices, met with Mr. John Koehler (President and Chief Executive Officer) and Mr. Jerrel
W. Kee (Chief Financial Officer) and other Company personnel, and conducted various levels of information gathering and due diligence review of the Company's financial matters and business operations.

     After considerable discussions took place and information was provided by the Company, the telecommunications company indicated an interest in acquiring the Company for $60 million plus the proceeds from the proposed sale of the Company's custom PC (personal computer) services business. The Board rejected this proposal. Due to both the uncertain valuation and complexity of such a transaction, it was deemed to be not in the best interests of the Company's shareholders.

     Discussions with this bidder were discontinued, and BT Alex. Brown continued its program of evaluating the potential interest from other bidders in acquiring the Company. The Purchaser was among the third
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parties with whom the Company had discussions under the BT Alex. Brown project.
In August 1998, the Company received a proposal of $6.50 cash for each share of the Company's stock from one of the parties originally contacted by BT Alex. Brown. The bidder proposed a two-step acquisition of a tender offer followed by a merger. This per-share amount was only $.31 per share higher than the stock's closing price on that day. The Board (also including Mr. Kee and representatives from BT Alex. Brown) met to discuss this bid and the status of BT Alex. Brown's efforts as of that time. During those meetings, BT Alex. Brown informed the Board of two other companies that were interested in a possible transaction with the Company, including the Purchaser. Mr. Zacamy of BT Alex. Brown explained that the Purchaser was, at that time, primarily interested only in a possible bid for the Company's network services. During the August 1998 meetings, the Board carefully considered the $6.50 per share offer, but concluded that the price was not sufficient and would not be in the best interests of the Company's shareholders, and thus it was rejected.

     In September 1998, Mr. Richard Blaustein and Mr. Jean-Yves Charlier of Purchaser met with Mr. Koehler and Mr. Kee at the Company's executive offices in Clearwater, Florida to discuss a possible business combination between the two companies. These meetings included discussions of strategic, operational, financial and related due diligence matters.

     BT Alex. Brown continued its discussions with possible business combination candidates throughout the fall of 1998, with full participation and debate by the Board regarding all indications of interest, proposals, bids, valuations of the Company, strategic and financial concerns and related matters. In October 1998, one potential purchaser of the Company indicated to BT Alex. Brown that an increase of its previously-rejected offer was unlikely.

     In early November 1998, the Purchaser expressed an interest in buying the Company's network services and hardware business, excluding its PC services business for approximately $29 million, subject to adjustment based on the valuation of the assets ultimately acquired. The bid was rejected based on its insufficient price and because the sale of only a segment of the Company's operations did not fit the Board's strategic plan. Therefore the bid was deemed not in the best interests of the shareholders. In November 1998, the telecommunications company again approached the Company with an interest in acquiring the Company. BT Alex. Brown discussed the preliminary proposed terms of the transaction from that potential bidder, including its verbal tentative pricing proposal. The Board authorized the Company counsel (Hunton & Williams) and BT Alex. Brown to work with Mr. Bert Nordin, as the Board's representative, regarding various matters which would possibly require the Board's input or direction in connection with the negotiations with this potential purchaser or any others. The Board gave Mr. Nordin authority to agree on a period of exclusivity.

     In January 1999, the Board received a bid from that potential purchaser to acquire all of the Company's stock for $7.50 per share. After receipt of the bid, the Board deliberated in detail the bid, its key terms and the parameters of the proposed transaction, which was a cash tender offer for the stock followed by a merger. The Board authorized Mr. Nordin and the Company's executive officers to engage in negotiations. The potential purchaser performed a due diligence review of the Company, and Mr. Nordin, Mr. Kee and the Company's outside legal counsel (Mr. Scott Hobby and Mr. Tinley Anderson) negotiated the terms and documents required for the transaction. BT Alex. Brown indicated to the Board that it was preliminarily prepared to issue a fairness opinion as to the cash amount of the bid. However, after extensive deliberation, in February the Board ultimately rejected the cash bid which it considered with other proposed key terms of the transaction to not be in the best interests of the Company's shareholders. At this time, the Company discontinued its engagement of BT Alex. Brown. Thus, after February 1999, BT Alex. Brown discontinued its contacts and discussions with potential bidders.

     In March 1999, the Company was once again contacted by the Purchaser, indicating an interest in acquiring the Company at a price above $8.00 per share. At the request of the Purchaser, the Company entered into an exclusivity agreement in May 1999, and thereafter representatives of the Company and Purchaser began preliminary discussions and the due diligence review process. The Company's legal counsel then began preliminary negotiations of the transaction documents with legal counsel to the Purchaser.

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     In May 1999, the Board approved the key terms and structure of the bid from the Purchaser. At that time, the Company also extended the term of the previous 1998 confidentiality agreement and entered into an exclusivity agreement with the Purchaser through June 9, 1999. The Company also extended its agreement with BT Alex. Brown for financial advisory services and authorized Mr. Nordin to negotiate the deal with the Purchaser on behalf of the Company, provided that he keep the Board fully informed as to the current status and other matters. Negotiations of the transaction terms and documents continued throughout May and June 1999, including several meetings and conference calls between various groups of the executive officers, investment bankers and legal counsel of the Company and the Purchaser.

     In June 1999, the Board met to deliberate and make a final decision on whether to approve or reject the Purchaser's bid. The Board heard a presentation from Mr. Zacamy of BT Alex. Brown as to its assessment of the fairness of the transaction consideration ($8.50 per share) from a financial point of view. After reviewing all the various factors in its assessment of the Purchaser's offer, BT Alex. Brown indicated that in its opinion, the Purchaser's proposed consideration would be fair from a financial point of view. After full consideration and discussion of the structure, terms and conditions of the Purchaser's bid, the Board approved the proposed transaction as fair and in the best interests of the Company's shareholders. Thereafter, the Company's executive officers, together with representatives from BT Alex. Brown and the Company's legal counsel continued negotiations and preparation of the various transaction documents. On June 30, 1999 the agreements were finalized and executed by both parties, and the transaction was announced on that day by a joint press release sent to the major business wire agencies.

Reasons for the Recommendation

     At a meeting held in June 1999, the Board unanimously (i) approved the Offer and the Merger, (ii) determined that the Offer and Merger are fair to, and in the best interests of, the shareholders of the Company and (iii) resolved to recommend that shareholders accept the Offer and tender their Shares and, if necessary under the terms of the Merger Agreement, approve and adopt the Merger and any other transactions contemplated by the Merger Agreement.

     In arriving at its decision to approve the Offer and Merger and to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Merger Agreement, including the amount and all-cash form of the consideration; (ii) the fact that the $8.50 per Share price represented a premium of approximately 11.5% over last reported sales price of a share of the Company's common stock on The Nasdaq National Market of $7.625 per share on June 29, 1999 (the last full trading date prior to the Board's approval of the Tender Offer), and approximately a 25.2% premium over the last 90 days' average stock closing price; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earnings of the Company;
(v) the Board of Directors' thorough evaluation of the other strategic alternatives available to the Company and the risks associated with such other alternatives; (vi) the potential effect of the Offer and Merger on the Company's relationships with its customers and employees; (vii) the likelihood that the proposed Merger would be consummated, including the conditions to the Offer;
(viii) the competitive environment of the Company's industry; (ix) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited acquisition proposal (as described in the Merger Agreement) to acquire the Company, in exercise of the fiduciary duties of the Board of Directors; (x) the fact that shareholders of the Company would be entitled to dissenters' rights under the GBCC in connection with the Merger; and (xi) the opinion of Deutsche Bank (as successor to BT Alex. Brown) that the $8.50 per Share in cash to be received by the shareholders pursuant to the Merger Agreement is fair to such holders from a financial point of view. The opinion of Deutsche Bank contains a description of the factors considered, the assumptions made and the scope of the review undertaken in rendering its opinion. THE FULL TEXT OF THE OPINION RECEIVED BY THE COMPANY FROM DEUTSCHE BANK IS FILED AS EXHIBIT (a)(11) TO THIS SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the price of $8.50 per Share. In addition, the Board of Directors considered the possibility that, in the unlikely event the Offer but not the Merger is consummated, the number of shareholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

     In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of increasing its revenues, which may include restructuring its capital position through offerings of debt or equity securities or other strategic business combination.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "The Tender Offer -- 17. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     The Company retained BT Alex. Brown Incorporated (predecessor to Deutsche
Bank) to provide financial advice and assistance in connection with the possible sale of all or a portion of the Company. Pursuant to a letter agreement dated May 13, 1998 (as amended May 20, 1999) between the Company and BT Alex. Brown, the Company agreed to pay BT Alex. Brown a fee of 1.5% of the aggregate consideration paid in a business combination involving the Company, which amount equals approximately $1.1 million for acting as financial advisor in connection with the transaction. The Company has also agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify BT Alex. Brown and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

     In May 1999, the Company entered into an agreement with Mr. Bert Nordin, a Director of the Company, pursuant to which he has provided lead negotiation and related financial advisory services to the Company and the Board in connection with the Company's ongoing transactions. In exchange for such services, Mr. Nordin will receive $150,000 upon completion of the transactions contemplated in the Merger Agreement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Item 3(b) (the provisions of which are hereby incorporated by reference) and the immediately following sentence, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

     (b) Pursuant to certain letter agreements dated June 30, 1999, certain of the Company's shareholders have agreed, subject to certain limitations, to tender all of their shares of the Company's Common Stock to Purchaser pursuant to the Offer and vote their shares in favor of the Merger, as follows: (i) John
A. Koehler, Chairman of the Board, President and Chief Executive
Officer -- 592,470 shares; (ii) Sandra Koehler -- 97,000 shares; (iii) Paul J. Ferri -- 152,665 shares; (iv) Richard D. Tadler, a director of the Company -- 2,739 shares; (v) TA Venture Investors Limited Partnership -- 19,394 shares and
(vi) the TA Associates Group (as defined below) -- 1,785,335 shares.

     Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., Advent Industrial II L.P. and TA Venture Investors Limited Partnership are part of an affiliated group of investment partnerships collectively referred to as the "TA Associates Group." Mr. Tadler, a director of the Company, is a Managing Director of TA Associates, Inc. which is the sole General Partner of TA Associates VII L.P., TA Associates VI L.P. and TA Associates AAP II Partners L.P. TA Associates VII L.P. is the sole General Partner of Advent VII L.P. TA Associates VI L.P. is the sole General Partner of Advent New York L.P. and Advent Industrial II L.P. TA Associates AAP II Partners L.P. is the sole General Partner of Advent Atlantic and Pacific II L.P. Mr. Tadler is a General Partner of TA Venture Investors Limited Partnership. TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships with the exception of those shares held by TA Venture Investors Limited Partnership. Principals and employees of TA Associates, Inc. (including Mr. Tadler) comprise the General Partners of TA Venture Investors Limited Partnership.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) None, except as set forth in response to Item 3(b) above.

     (b) None, except as described in response to Item 3(b) and Item 4(b) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     A list of exhibits filed with this Schedule 14D-9 is set forth on the
Exhibit Index immediately following the signature page of this Schedule 14D-9 and is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TECHFORCE CORPORATION

                                          By: /s/ JERREL W. KEE

                                            ------------------------------------

                                          Name: Jerrel W. Kee

                                          --------------------------------------

                                          Title: Chief Financial Officer

                                          --------------------------------------

Dated:  July 7, 1999

                                 EXHIBIT INDEX

EXHIBIT        DESCRIPTION                                                   PAGE NO.
-------        -----------                                                   --------
(a)(1)     --  Offer to Purchase, dated July 7, 1999.......................
(a)(2)     --  Letter to Shareholders, dated July 7, 1999*.................
(a)(3)     --  Letter of Transmittal.......................................
(a)(4)     --  Notice of Guaranteed Delivery...............................
(a)(5)     --  Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees................................
(a)(6)     --  Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and other Nominees...................
(a)(7)     --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9...............................
(a)(8)     --  Summary Advertisement.......................................
(a)(9)     --  Option Election Form........................................
(a)(10)    --  Joint Press Release issued by the Company and Equant N.V. on
               June 30, 1999...............................................
(a)(11)    --  Fairness Opinion from Deutsche Bank Securities Inc.*
(b)        --  Not applicable..............................................
(c)(1)     --  Agreement and Plan of Merger among TechForce Corporation,
               Equant N.V., Equant Holdings U.S., Inc. and Equant
               Acquisition Corp. dated as of June 30, 1999.................
(c)(2)     --  Confidentiality Agreement dated June 18, 1998 between Equant
               Integration Service, Inc. and TechForce Corporation and
               Modification Agreement dated May 18, 1999...................
(c)(3)     --  Voting and Tender Letter Agreements dated June 30, 1999 by and between Equant N.V., Equant Holdings U.S., Inc., Equant
               Acquisition Corp. and certain shareholders of the Company...
(c)(4)     --  Indemnification Agreements, dated as of June 30, 1999, by and between the Company and each member of the Board of
               Directors...................................................
(c)(5)     --  Indemnification Agreement, dated as of June 30, 1999, by and between Equant N.V., Equant Holdings U.S., Inc., Equant
               Acquisition Corp. and John A. Koehler.......................
(c)(6)     --  Exclusivity Letter..........................................

---------------
* Included in copies mailed to shareholders.